UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 30, 2013

Commission File Number : 000-30354

HONG KONG TELEVISION NETWORK LIMITED

(Translation of registrant’s name into English)

13th Floor

Trans Asia Centre

18 Kin Hong Street

Kwai Chung

New Territories

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Hong Kong Television Network Limited (the “Company”) is furnishing under cover of Form 6-K an announcement dated December 30, 2013 relating to the poll results of Annual General Meeting of the Company held on December 30, 2013.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONG KONG TELEVISION NETWORK LIMITED

By:	/s/ Wong Nga Lai, Alice
	Name:	Wong Nga Lai, Alice
	Title:	Executive Director,
Chief Financial Officer and Company Secretary

Dated: December 30, 2013

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

POLL RESULTS OF ANNUAL GENERAL MEETING

HELD ON 30 DECEMBER 2013

The board of directors (the “Board”) of Hong Kong Television Network Limited (the “Company”) is pleased to announce that all the resolutions proposed at the annual general meeting (the “AGM”) of the Company held on 30 December 2013 were voted by the shareholders of the Company (the “Shareholders”) by way of poll. The poll results in respect of all the resolutions at the AGM are as follows:-

Resolutions		Number of Votes (%)
		For	Against
1.	To receive and adopt the audited consolidated financial statements and the reports of the directors and auditors of the Company for the year ended 31 August 2013.	516,561,198 (99.959282%)	210,420 (0.040718%)
2.	(a) To re-elect Mr. Lee Hon Ying, John as a director of the Company.	506,966,446 (97.785860%)	11,479,112 (2.214140%)
	(b) To re-elect Mr. Peh Jefferson Tun Lu as a director of the Company.	506,968,786 (97.786873%)	11,473,792 (2.213127%)
	(c) To re-elect Mr. Mak Wing Sum, Alvin as a director of the Company.	507,012,566 (97.795318%)	11,430,012 (2.204682%)
	(d) To authorise the board of directors to fix the directors’ remuneration.	509,909,906 (99.757513%)	1,239,472 (0.242487%)
3.	To re-appoint Messrs. KPMG as auditors of the Company and to authorise the board of directors to fix their remuneration.	517,954,078 (99.879925%)	622,680 (0.120075%)
4.	To grant a general mandate to the directors to issue shares or securities convertible into shares of the Company.	487,619,688 (94.033530%)	30,939,690 (5.966470%)
5.	To grant a general mandate to the directors to repurchase shares of the Company.	518,160,578 (99.905736%)	488,900 (0.094264%)
6.	To extend the general mandate to the directors to issue shares and securities convertible into shares of the Company in resolution No.4 by the amount of shares repurchased under the general mandate to the directors to repurchase shares in resolution No.5.	488,096,808 (94.120032%)	30,492,910 (5.879968%)

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As more than 50% of the votes were cast in favour of each of the above resolutions, all the resolutions were passed as ordinary resolutions at the AGM.

As at the date of the AGM, the total number of shares in issue of the Company was 809,016,643 shares, which was the total number of shares entitling the holders to attend and vote for or against all the resolutions proposed at the AGM. There were no restrictions on any Shareholders casting votes on any of the proposed resolutions at the AGM.

Computershare Hong Kong Investor Services Limited, the Company’s share registrar, was appointed as the scrutineer for the vote-taking at the AGM.

By Order of the Board

Hong Kong Television Network Limited

Wong Nga Lai, Alice

Executive Director, Chief Financial Officer

and Company Secretary

Hong Kong, 30 December 2013

As at the date of this announcement, the executive directors of the Company are Mr. Wong Wai Kay, Ricky (Chairman), Mr. Cheung Chi Kin, Paul (Vice Chairman), Ms. To Wai Bing (Chief Executive Officer), Ms. Wong Nga Lai, Alice (Chief Financial Officer); the non-executive director is Dr. Cheng Mo Chi, Moses; and the independent non-executive directors are Mr. Lee Hon Ying, John, Mr. Peh Jefferson Tun Lu and Mr. Mak Wing Sum, Alvin.

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